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SECUR 09058032 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equivest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21050 North Pima Road, Suite 100
(No. and Street)

Scottsdale (City) AZ (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosalie C. Carroll (480) 325-2010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald E. Stoker, P.C. Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

5743 East Thomas Road, Suite 1, Scottsdale, AZ 85251
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/18

OATH OR AFFIRMATION

I, Rosalie C. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equivest Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LAURA GALLOP
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Aug. 7, 2009

Signature

Manager & Member, FinOp
Title

Laura Gallop
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIVEST SECURITIES, LLC

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2008

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Page No.

Independent Auditors' Report 1

Financial Statement:

Statement of Financial Condition
December 31, 2008 2

Statement of Operations
December 31, 2008 3

Statement of Members' Capital Accounts
December 31, 2008 4

Statement of Cash Flows
December 31, 2008 5

Notes of Financial Statements 6-7

Supplemental Information 8-9

Donald W. Stoker, P.C.
5743 E. Thomas Rd. Ste. 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

INDEPENDENT AUDITOR'S REPORT

February 20, 2009

TO THE MEMBER OF
EQUIVEST SECURITIES, LLC
Scottsdale, Arizona

We have audited the accompanying balance sheets of **EQUIVEST SECURITIES, LLC** as of December 31, 2008 and the related Statement of Financial Condition, Statements of Operations, Statement of Members' Capital Accounts, and Cash Flows for the year ending. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **EQUIVEST SECURITIES, LLC** as of December 31, 2008 and the results of its operation and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared solely from the accounts of **EQUIVEST SECURITIES, LLC** and they do not include the personal accounts of the partners or those of any other operation in which they are engaged. Income from the members is reported in the members' Federal income tax return. Therefore, no income taxes have been recorded in these financial statements.

Donald W. Stoker, P.C.
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 13,756
Accounts Receivables	$ 240,725
Total Assets	**$ 254,481**

LIABILITES AND MEMBERS' EQUITY

TOTAL LIABILITIES	
Accounts Payable	$ 340
Accrued Liabilities	$ 3,305
Total Liabilities	**$ 3,645**
MEMBERS' EQUITY	
Members' Capital	$ 250,836
Total Members' Equity	**250,836**
TOTAL LIABILITES AND MEMBERS' EQUITY	**$ 254,481**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2008

INCOME	$	000
EXPENSES		
Administrative fees	$	20,000
Computer		12
Insurance		364
Office expense		2,324
Dues and subscriptions		705
Payroll taxes		1.775
Postage and delivery		448
Registration		60
Meals and Entertainment		408
Regulatory		275
Professional Fees		4,362
Miscellaneous		152
Total Expenses	**$**	**30,885**
TOTAL OPERATING INCOME	**$**	**(30,885)**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF MEMBERS' CAPITAL ACCOUNTS
YEAR ENDED DECEMBER 31, 2008

	Balance December 31, 2007	Contributions	Profit/Loss Allocation	Distributions	Balance December 31, 2008
Member One	194,957		(2,420)	192,537	0
Member Two	136,960	192,537	(28,465)	50,196	250,836
	$ 331,917	$ 192,537	$ (30,885)	$ 242,733	$ 250,836

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF CASH FLOW
DECEMBER 31, 2008

OPERATING ACTIVITIES		
Net Operating Profit	$	(30,885)
Adjustments to reconcile Accumulated Deficit		
To net cash provided by beginning operations		
Change in Accounts Receivable		53,100
Change in Accrued Expenses		(4,560)
Change in Accounts Payable		(654)
		47,886
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$**	**17,001**
NET CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Members		(50,196)
NET INCREASE/DECREASE IN CASH	**$**	**(33,195)**
CASH AT BEGINNING OF YEAR	**$**	**46,951**
CASH AT END OF YEAR	**$**	**13,756**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Equivest Securities, LLC (the "Company") is an Arizona limited liability company that was formed in February 2003. It was granted membership into the National Association of Securities Dealers on November 19, 2003 and given approval status effective December 2, 2003. The Company's business is limited to the selling of private placement offerings in accordance with the requirements of Regulation D of the Securities and Exchange Commission. The Company does not maintain customer accounts, hold customer monies, or hold customer securities. The Company maintains a policy of promptly forwarding any customer checks to the escrow agent or private placement so identified as the payee. Therefore, a "Computation For Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements" is not a component of this report.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of the receivables. All receivables were due from All State Associates of Pinal XII, LLC.

Income Taxes

The Company has elected to be treated as an S corporation under rules of the Internal Revenue Code. Accordingly, the tax effects of the Company's operation will be reflected on the tax return of the individual owners.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate. The Company had net capital of $10,111 at December 31, 2008.

EQUIVEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 3: RELATED PARTIES

Thomas Cummings was a member of the Company and also is the key principal of the manager of an investment partnership, All State Associates of Pinal XII, LLC. The Company sold interests for and on behalf of that entity for which the Company received the commission income disclosed in the financial statements.

NOTE 4: MEMBER CAPITAL

The Company made no contributions to capital during the period ending December 31, 2008, but the interest of one of the members were transferred to the remaining member as of April 1, 2008. The Company made distributions of $50,196.

The Company's income or loss was allocated to the members based on the member's percentage interest for the period that the member had an interest in the Company. Profits and losses are allocated based on the applicable ownership percentages and the profits or losses incurred to the date of the assignment.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITES, LLC

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
COMPUTATION OF NET CAPITAL
UNDER SEC NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

Total ownership Equity Qualified for Net Capital	$250,836
Additions	0
Deductions: Non-allowable assets	
Accounts Receivable	(240, 725)
Net Capital	$ 10,111
Less: Required Net Capital	(5,000)
Excess Net Capital	$ 5,111

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	243
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (greater of above)	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	3,645
Total Aggregate Indebtedness	3,645

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURTIES, LLC
DECEMBER 31, 2008

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

Net Capital per Focus Report	$ 10,111
Changes resulting from audit adjustments	0
Net capital per audit report	$ 10,111

has responsibility are safeguarded against loss from unauthorized use or disposition, and that, transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona

Donald W. Stoker, P.C.
5743 E. Thomas Rd. Ste. 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 20, 2009

To THE MEMBERS of
EQUIVEST SECURITIES, LLC
Scottsdale, Arizona

We have performed a review of the Anti-Money Laundering (AML) Program of **EQUIVEST SECURITIES, LLC** as of December 31, 2008. Such a review was carried out as part of the Firm's AML Compliance and Supervisory Procedures. Testing conducted by the undersigned involved (i) a review of the Firm's AML program, (ii) a review of transactions carried out in the Firm's customer accounts and (iii) a determination of findings regarding the Firm's compliance with its stated AML program.

The undersigned's determination of findings are as follows:

EQUIVEST SECURITIES, LLC has under 220 customer accounts. As such, all accounts were reviewed for compliance in accordance with the firm AML program procedures. No deficiencies were noted.

1) The compliance and supervisory procedures associated with the Firm's AML Program remain unchanged from those reviewed by the undersigned and subsequently submitted in 2006.

2) As of December 31, 2008, the Firm's AML Compliance Officer is Rosalie C. Carroll.

Please contact the undersigned if you have any questions or require further information regarding the above noted review of the Firm's AML Program.

Donald W. Stoker, P.C.
Certified Public Accountant